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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                        1275 Pennsylvania Avenue NW
                                        Washington, D.C. 20004-2415
                                        202.383.0100
                                        fax 202.637.3593
                                        www.sutherland.com
                                        ATLANTA AUSTIN HOUSTON
                                        NEW YORK TALLAHASEE WASHINGTON DC

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                 June 12, 2009

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

   RE: FIRST METLIFE INVESTORS INSURANCE COMPANY
       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
       INITIAL REGISTRATION STATEMENT ON FORM N-4
       FILE NOS. 811-08306 AND 333-158579

Dear Ms. White:

   On behalf of First MetLife Investors Insurance Company (the "Company") and its separate account, First MetLife Investors Variable Annuity Account One (the "Separate Account") we are providing the Company's responses to your comments of May 28, 2009 in connection with the above-referenced initial registration statement filed on April 15, 2009 for certain individual flexible premium deferred variable annuity contracts issued by the Company through the Separate Account (the "Contract"). Each of the Staff's comments is set forth below, followed by the Company's response. To the extent that a response indicates that the Company proposes revised disclosure, the revised prospectus pages are attached.

1. GENERAL COMMENT

   COMMENT: Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

   RESPONSE: The Company confirms that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the Contract.

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Alison White, Esq.
June 12, 2009
Page 2


2. OWNER TRANSACTION EXPENSE TABLE, PAGE 5

   COMMENT: (a) Please delete the first line opposite Transfer Fee, as the information is disclosed in Note 2.

   RESPONSE: (a) The Company believes that the current format of the Transfer Fee in the Fee Table (which is the format of the Transfer Fee in all of the Company's registration statements) is effective because the Fee Table provides a succinct range of the Transfer Fee and the footnote provides additional information. Furthermore, the Company believes that this approach is permitted by Instruction 11 of Item 3 of Form N-4, which states that the Registrant may include a tabular presentation of the range of exchange fees unless such a presentation would be so lengthy as to encumber the larger table.

   COMMENT: (b) Please move all footnotes to the bottom of the page so that they do not compete with the required fee table disclosures.

   RESPONSE: (b) The Company has moved all footnotes to the bottom of the page so that they do not compete with the required Fee Table disclosures.

   COMMENT: (c) Please note that the withdrawal charge schedule may be included in the fee table. See Instruction 9 to Item 3 of Form N-4.

   RESPONSE: (c) The Company appreciates the Staff drawing Instruction 9 to
Item 3 of Form N-4 to its attention. However, the Company prefers its current approach of including the withdrawal charge schedule in a footnote. The Company believes its approach is consistent with Instruction 5 to Item 3 of Form N-4, which permits a withdrawal charge schedule to be presented in a footnote to the information provided in the Fee Table.

3. FEE TABLES, PAGES 6-7

   COMMENT: If any of the underlying portfolios assess the redemption fees referred to under "Market Timing," (page 17) please include a footnote cross-referencing the narrative description of the redemption fees. Also, please consider identifying the range of any such redemption fees in the footnote or narrative.

   RESPONSE: None of the underlying funds offered under the Contract assess a redemption fee.

4. FEE TABLES - ADDITIONAL RIDER CHARGES, PAGE 6

   COMMENT: (a) Please clarify in a footnote to the table or in the preamble thereto that the Lifetime Withdrawal Guarantee Rider, whether Single or Joint Life, is automatically part of the

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Alison White, Esq.
June 12, 2009
Page 3

contract and that you may not purchase the contract without the rider.

   RESPONSE: (a) The Company has attached revised disclosure.

   COMMENT: (b) Please delete the second sentence in the note following the double star, as it implies that the fee table may not reflect the actual rider charges.

   RESPONSE: (b) The Company has attached revised disclosure.

   COMMENT: (c) Please reformat the table to clarify that there are only two riders, each with a current and a maximum charge. Repetitive disclosure should be deleted.

   RESPONSE: (c) The Company has attached revised disclosure.

5. EXAMPLES, PAGE 9

   COMMENT: Please disclose that the examples reflect the fee for the Joint Life Version of the Lifetime Withdrawal Guarantee Upon Annual Step-Up.

   RESPONSE: The Company has attached revised disclosure.

6. ANNUAL BENEFIT PAYMENT, PAGES 26 AND 27

   COMMENT: The references to a withdrawal taken on and after the issue date are confusing. Can a withdrawal be taken before the issue date?

   RESPONSE: The Company has attached revised disclosure that clarifies that a withdrawal cannot be taken before the issue date.

7. MANAGING YOUR WITHDRAWALS, PAGE 29

   COMMENT: In the second sentence of the bolded text, please state, as you do on page 27, that in the case of an excess withdrawal, the Remaining Guaranteed Withdrawal amount will be reduced in the same proportion that the withdrawal (including any applicable withdrawal charges) reduces the account value.

   RESPONSE: The Company has attached revised disclosure.

8. APPENDIX B - EXAMPLE 2

   COMMENT: In the sentence beginning "Assume that the Remaining Guaranteed

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Alison White, Esq.
June 12, 2009
Page 4

Withdrawal Amount is reduced to $95,000 due to a withdrawal of $5,000....,"
please advise whether $95,000 should be $96,000 and $5,000 should be $4,000. In the alternative, please advise why the Remaining Guaranteed Amount in the third sentence is $96,000 and not $95,000.

   RESPONSE: The Company has attached revised disclosure.

9. POWERS OF ATTORNEY

   COMMENT: Please provide powers of attorney that relate specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAl is being registered.

   RESPONSE: The Company intends to file powers of attorney that relate specifically to this new registration statement with the pre-effective amendment to the registration statement.

10. FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

   COMMENT: Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

   RESPONSE: The Company will include any financial statements, exhibits, and any other required disclosure not included in this registration statement in the pre-effective amendment to the registration statement.

11. TANDY COMMENT

   The Company will submit a letter under separate cover acknowledging the Tandy representations.

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Alison White, Esq.
June 12, 2009
Page 5


                                     * * *

We hope you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                                  Sincerely,

                                                  /s/ W. Thomas Conner
                                                  ------------------------------
                                                  W. Thomas Conner

cc: Michele H. Abate, Esq.
    John R. Richards, Esq.
    Lisa Flanagan, Esq.